Exhibit 99.1

Notice to Convene the Annual General Meeting of Shareholders

of uniQure N.V.

To be held at and organized by uniQure N.V. (the “Company”), having its address at Meibergdreef 61, 1105 BA Amsterdam, the Netherlands, at 2.00 p.m. CET on 10 June 2015.

Shareholders are invited to attend the Annual General Meeting of Shareholders of the Company (the “AGM”) to be held on 10 June 2015 at 2.00 p.m. CET at the Company’s offices in Amsterdam, the Netherlands. The language of the meeting will be English.

The agenda for the AGM and the explanatory notes (including the particulars of Mr. Astley-Sparke), together with the 2014 Annual Report including the 2014 statutory annual accounts are available for inspection at the offices of the Company, and will be distributed free of charge on request. The information is also available on the Company’s website: www.uniqure.com, and at http://www.edocumentview.com/QURE.

ATTENDANCE AT THE ANNUAL GENERAL MEETING

Only holders of shares in the share capital of the Company as of the close of business on 13 May 2015 (the “Record Date”) are entitled to vote at the AGM. Only shareholders who have given notice in writing to the Company by 5 June 2015 of their intention to attend the AGM in person are entitled to attend the AGM in person. Each share outstanding on the Record Date is entitled to one vote on each voting item.

For shareholders whose ownership is directly recorded in the Company’s shareholders register (such shareholders, the “Registered Shareholders”) and for shareholders holding their shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such shareholders, the “Beneficial Owners”), the conditions for attendance at the AGM are as follows:

•                                          Registered Shareholders must notify the Company by submitting their name and number of registered shares through the Company’s email address ir@uniqure.com no later than on 5 June 2015; and

•                                          Beneficial Owners must have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company’s email address ir@uniqure.com no later than on 5 June 2015 and (ii) bring the proxy received from their financial intermediary to the AGM.

Persons entitled to take part in the meeting may be asked for identification prior to being admitted to the AGM and are therefore asked to carry a valid identity document (such as a passport or driver’s license).

PARTICIPATION IN THE ANNUAL GENERAL MEETING BY PROXY

Registered Shareholders who are not in a position to attend the meeting in person, may, without prejudice to the above registration and attendance notification provisions, grant a written proxy to the following independent third party: Mr. H.B.H. Kraak of Holdinga Matthijssen Kraak, civil law notaries in Amsterdam, the Netherlands. The proxy can be granted with or without voting instructions. In case a proxy is granted to said independent party without voting instructions it shall be deemed to include a voting instruction in favour of all proposals made by the Management Board and/or the Supervisory Board of the Company, and against any other proposal. Proxy forms to be used to grant a written proxy are available free of charge at the offices of uniQure N.V. and at www.uniqure.com. To be counted, a duly completed and executed proxy must have been received by Mr. H.B.H. Kraak, at the offices of Holdinga Matthijssen Kraak or, if sent in pdf-form electronically at his email address: bk@hmknotarissen.nl with the original to follow by regular mail, in each case no later than on 5 June 2015, at 23:59 hrs CET. These shareholders or their representatives will receive a confirmation of registration from the Company.

Beneficial Owners who wish to exercise their voting rights by proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds the shares on such Beneficial Owner’s behalf.

FURTHER INFORMATION

For further information, please contact: uniQure N.V., Corporate Secretary, Meibergdreef 61, 1105 BA Amsterdam, the Netherlands, email: ir@uniqure.com.

Amsterdam, the Netherlands, 6 May 2015

uniQure N.V.

The Management Board

Agenda for the Annual General Meeting on 10 June 2015 at 2.00 p.m. CET, at Meibergdreef 61, 1105 BA in Amsterdam, the Netherlands.

AGENDA

1.                            Opening and announcements

2.                            Report of the Management Board for the financial year 2014 (discussion item)

3.                            Explanation of the application of the remuneration policy (discussion item)

4.                            Adoption of the 2014 annual accounts (voting item)

5.                            Discharge of liability of the members of the Management Board for their management (voting item)

6.                            Discharge of liability of the members of the Supervisory Board for their supervision (voting item)

7.                            Reappointment of PricewaterhouseCoopers Accountants N.V. (“PwC”), an independent registered public accounting firm, as auditors of the Company for 2015 (voting item)

8.                            Appointment of Mr. Kapusta as member of the Management Board (voting item)

9.                            Appointment of Mr. Astley-Sparke as member of the Supervisory Board (voting item)

10.                     Remuneration of the Supervisory Board (voting item)

11.                     Designation of the Management Board as the competent body to issue ordinary shares and options and to limit or exclude pre-emptive rights (voting item)

12.                     Issuance of (rights to) ordinary shares to Bristol-Myers Squibb and exclusion of pre-emptive rights in connection therewith (voting item)

13.                     2014 Share Incentive Plan

a.              Amendment of the 2014 Share Incentive Plan (voting item)

b.              Designation of the Supervisory Board as the competent body to issue ordinary shares and options and to exclude pre-emptive rights under the Amended Plan (voting item)

14.                     Authorization of the Management Board to repurchase ordinary shares (voting item)

15.                     Any other business

16.                    Closing of the meeting

Explanatory notes to the agenda for the Annual General Meeting of Shareholders (“AGM”) of uniQure N.V. (“uniQure” or the “Company”) to be held on 10 June 2015 at 2.00 p.m. CET, at Meibergdreef 61, 1105 BA Amsterdam, the Netherlands.

These explanatory notes and other information are available for inspection as of the date hereof. These items can be obtained free of charge at the Company’s office address and are also available at the Company’s website: www.uniqure.com.

Agenda item 2: Report of the Management Board for the 2014 financial year

Under this agenda item, the Management Board will discuss the report on the 2014 financial year (the “2014 Annual Report”). In accordance with the Dutch Corporate Governance Code, the contents of the corporate governance chapter in the 2014 Annual Report, including the Company’s compliance with the Dutch Corporate Governance Code, are also tabled for discussion.

Agenda item 3: Explanation of the application of the remuneration policy

Under this agenda item, an explanation will be provided on how the remuneration policy for the Management Board has been applied in 2014. Relevant information on the remuneration of the members of the Management Board is included in the 2014 Annual Report beginning on page 38.

Agenda item 4: Adoption of the 2014 annual accounts

It is proposed to the General Meeting to adopt the annual accounts for the 2014 financial year. These accounts were prepared by the Management Board and audited and provided with an unqualified auditor’s report by PricewaterhouseCoopers Accountants N.V., the Company’s external auditor (page 119 of the 2014 Annual Report). The 2014 Annual Report, including the annual accounts, has been made available to the General Meeting at the time notice of this meeting was given.

Agenda items 5 and 6: Discharge of liability of the members of the Management Board and Supervisory Board

The discharge of the members of the Management Board and the discharge of the members of the Supervisory Board are two separate items on the agenda.

It is proposed to grant discharge to the members of the Management Board for the management and conducted policy during the 2014 financial year insofar as the exercise of such duties is reflected in the 2014 Annual Report or otherwise disclosed to the General Meeting. It is also proposed to grant discharge to the members of the Supervisory Board for their supervision of the policies of the Management Board and the general course of affairs of the Company and its affiliated business during the financial year 2014 insofar as the exercise of such duties is reflected in the 2014 Annual Report or otherwise disclosed to the General Meeting.

Agenda item 7: Reappointment of PwC as auditors of the Company for the 2015 financial year ending at the close of the AGM in 2016

It is proposed to reappoint PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as the external auditor charged with the auditing of the annual accounts for the 2015 financial year.

Agenda item 8: Appointment of Mr. Kapusta as member of the Management Board

The Supervisory Board has resolved, on the recommendation of the Nominating and Corporate Governance Committee, to nominate Mr. Kapusta for appointment in the position of member of the Management Board of the Company for a term ending at the end of the 2019 AGM. Mr. Kapusta has joined the Company’s management team as Chief Financial Officer as of 1 January 2015.

Mr. Kapusta joined uniQure from Angiodynamics, where he was Senior Vice President responsible for corporate development, strategic planning and national accounts. Prior to this, he served as Vice President, Finance, for Smith & Nephew Orthopaedics. He previously held several positions in investment banking and equity, including his role as Managing Director, Healthcare Investment Banking at Collins Stewart, and leadership positions at Wells Fargo Securities and Robertson Stephens. Mr. Kapusta holds a Master in Business Administration from New York University and an undergraduate degree in business from University of Michigan.

Given his experience and expertise we believe Mr. Kapusta will be a valuable addition to our Management Board.

Below is an overview of the main elements of Mr. Kapusta’s employment agreement, including the remuneration package of Mr. Kapusta. The remuneration package is in accordance with the Company’s remuneration policy and with the Dutch Corporate Governance Code.

Base salary	:	USD 350,000
Short term incentive (cash)	:	annual performance bonus of up to 40% of the base salary, subject to both financial and non-financial criteria
Long term incentive (shares)	:	in accordance with the annual awards under the 2014 Share Incentive Plan, not to exceed 200% of the annual base salary
Pension	:	in accordance with the Company’s remuneration policy
Severance payment	:	one year base salary in case of dismissal by the General Meeting or upon recommendation by the Supervisory Board for dismissal or suspension
Change of control	:	one year base salary and certain other remuneration elements
Other	:

(a) a signing bonus of USD 35,000 gross, (b) a guaranteed minimum bonus of 20% of the base salary for 2015, subject to certain conditions, (c) a one-time award of options to purchase up to 100,000 ordinary shares under the 2014 Share Incentive Plan, (d) regular benefits such as participation in employee benefit plans, medical insurance plans and life insurance plans, and (e) a maximum of USD 100,000 in relocation costs

Agenda item 9: Appointment of Mr. Astley-Sparke as member of the Supervisory Board

The Supervisory Board has resolved, on the recommendation of the Nominating and Corporate Governance Committee, to nominate Mr. Astley-Sparke for appointment in the position of member of the Supervisory Board of the Company for a term ending at the end of the 2018 AGM.

Philip Astley-Sparke (1971) has served as the president of the Company’s United States operations from January 2013 to the end of January 2015. Mr. Astley-Sparke has been a venture partner at Forbion Capital Partners, a venture capital fund, since May 2012. He served as vice president and general manager at Amgen, Inc., a biopharmaceutical company, until December 2011, following Amgen’s acquisition of BioVex Group, Inc., a biotechnology company, in March 2011. Mr. Astley-Sparke had been president and chief executive officer of BioVex Group since 2007, which he joined in 2000, and previously served in roles of President, COO and CFO where he oversaw the company’s relocation to the U.S. Prior to BioVex, Mr. Astley-Sparke was a

healthcare investment banker at Chase H+Q/Robert Fleming. He qualified as a chartered accountant with Arthur Andersen in London and holds a bachelor’s degree in cellular pathology and molecular pathology from Bristol University in the United Kingdom. He also serves as chairman of the board of Oxyrane, a biotechnology company.

Mr. Astley-Sparke holds no ordinary shares in the Company and options to purchase 85,200 ordinary shares as of 4 May 2015.

Given his experience and expertise we believe Mr. Astley-Sparke will be a valuable addition to our Supervisory Board.

The Supervisory Board has the intention to elect Mr. Astley-Sparke as a member of the Nominating and Corporate Governance Committee.

In a press release dated 9 January 2015 it was announced that Dr. Hugo Katus had agreed to be nominated for appointment to the Supervisory Board. The Company and Dr. Katus have mutually agreed to not propose him for appointment as a member of the Supervisory Board. The Company is delighted, however, that Dr. Katus will continue to serve as Chairman of the Scientific Advisory Board for cardiovascular diseases.

Agenda item 10: Remuneration of the Supervisory Board

The remuneration of the Supervisory Board is reviewed on an annual basis by the Remuneration Committee. In order to align the remuneration of the Supervisory Board with market developments with respect to the remuneration of non-executive directors, it is proposed to the General Meeting to award an annual fixed component effective as per 1 January 2015 according to the fixed remuneration schedule below:

Member of the Supervisory Board	base fees USD 35,000
Chairman of the Supervisory Board	additional USD 35,000
Committee membership	additional USD 5,000 - USD 7,500
Committee chairman	additional USD 10,000 - USD 15,000
Meeting attendance and conference call fees	none

The above fixed remuneration will also apply to newly appointed members. Fees for attendance in person or by telephone at each Supervisory Board meeting will no longer be paid. The increase of the fixed remuneration component is based on an evaluation of the annual remuneration for non-executive directors of a comparator group, consisting of NASDAQ listed companies operating in the same field of operations as the Company and of comparable size.

It is further proposed that the General Meeting approves the resolution of the Supervisory Board dated 9 July 2014 to grant to each member of the Supervisory Board as of that date - subject to the approval by the General Meeting - an option to acquire up to 5,000 ordinary shares in the capital of the Company.

Agenda item 11: Designation of the Management Board as the competent body to issue ordinary shares and options and to limit or exclude pre-emptive rights

It is proposed that the Management Board is designated as the competent body to issue ordinary shares in the share capital of the Company having a nominal value of EUR 0.05 per share (“ordinary shares”) and to grant rights to subscribe for ordinary shares for a term of 18 months with effect from 10 June 2015, and to limit or exclude pre-emptive rights in connection therewith, all subject to the approval of the Supervisory Board. The number of ordinary shares to be issued shall be limited to a maximum of 19.9% of the Company’s aggregate issued capital at the time of issuance (less any shares previously issued pursuant to such authority).

This designation will allow the Management Board to be flexible and react quickly in respect of the financing of the Company, if and when deemed appropriate, without additional approval from the shareholders. The designation can be used for any and all purposes, subject to statutory limitations and with the exception of awards under the 2014 Plan (as defined under item 13 of this agenda), for which the Supervisory Board has been authorized by the General Meeting of Shareholders of 20 January 2014 for the duration of the 2014 Plan. Reference is made to item 13(a) of this agenda for a proposed amendment of this authorization.

The Management Board and the Supervisory Board unanimously recommend that the shareholders vote in favor of agenda item 11.

Agenda item 12: Issuance of (rights to) ordinary shares in connection with the BMS Transaction and exclusion of pre-emptive rights in connection therewith

Bristol-Myers Squibb Collaboration

On 6 April 2015, uniQure entered into a series of agreements with Bristol-Myers Squibb (“BMS”), a publicly traded global biopharmaceutical company, regarding a collaboration that provides BMS with exclusive access to the Company’s gene therapy technology platform for multiple targets in cardiovascular and potentially other diseases. As part of this collaboration, BMS also agreed to make an equity investment in the Company.

Collaboration and License Agreement

Under the Collaboration and License Agreement with BMS, uniQure will provide BMS with exclusive access to uniQure’s proprietary gene therapy program for congestive heart failure. The collaboration includes uniQure’s proprietary congestive heart failure gene therapy candidate, which has demonstrated in advanced preclinical models that it can restore the ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and increase survival rates after myocardial infarction. In addition, uniQure will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of heart conditions and other target-specific disease areas. uniQure will be responsible for discovery, preclinical development, and CMC, and will provide BMS its vector technologies and access to its industrial, proprietary insect-cell based manufacturing platform. uniQure will be responsible for CMC portions of regulatory filings and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

The financial terms include guaranteed, near-term payments to uniQure of approximately USD 100 million, including an upfront payment of USD 50 million to be made at the closing of the transaction. The closing of the transaction is expected to occur in the second quarter of 2015 subject to Hart-Scott-Rodino clearance and customary closing conditions. An additional USD 15 million payment is to be received within three months of the closing for the selection of three additional collaboration targets, in addition to the S100A1 program.

uniQure will be eligible to receive research, development and regulatory milestone payments, including up to USD 254 million for the lead S100A1 therapeutic and up to USD 217 million for each other gene therapy product potentially developed under the collaboration, assuming designation of all targets by BMS and satisfaction of all milestones. uniQure is also eligible to receive target designation fees, net sales based milestone payments and tiered single- to double-digit royalties on product sales.

The parties have also agreed to enter into a supply contract, under which uniQure will undertake the manufacturing of all gene therapy products under the collaboration.

Equity Agreements

As part of the collaboration, pursuant to a Share Subscription Agreement, BMS will acquire at the initial closing (the “Initial Closing”) a number of uniQure’s ordinary shares equal to 4.9% of uniQure’s outstanding ordinary shares immediately following such issuance, at an acquisition price of USD 33.84 per share. Furthermore, prior to 31 December 2015, BMS will acquire a number of additional ordinary shares that, together with the shares acquired at the Initial Closing, would equal 9.9% of the outstanding ordinary shares immediately following such acquisition (the “Second Closing”), at an acquisition price equal to the volume-weighted average price for the 20 trading days ending on the date that is five trading days prior to such acquisition, plus a 10% premium.

The Company has also granted BMS two warrants (“Warrant 1” and “Warrant 2”). Pursuant to Warrant 1, BMS may acquire an additional number of shares that, together with the shares acquired at the Initial Closing and Second Closing, would equal 14.9% of the outstanding ordinary shares immediately after such issuance. Pursuant to Warrant 2, BMS may acquire an additional number of shares that, together with the shares acquired at the Initial Closing and Second Closing and upon exercise of Warrant 1, would equal 19.9% of the outstanding ordinary shares immediately after such issuance. The subscription price per ordinary share pursuant to each of Warrant 1 and Warrant 2 will equal the greater of (x) the volume-weighted average price for the 20 trading days ending on the date that is five trading days prior to each such exercise, plus a 10% premium, and (y) USD 33.84 multiplied by a compound annual growth rate of 10% from the Initial Closing. The exercise of each warrant is conditioned upon the designation of additional collaboration targets and payment of related fees by BMS under the Collaboration and License Agreement. The Share Subscription Agreement, Warrant 1, Warrant 2 and the Investor Agreement (as defined below) are herein referred to as the “Equity Agreements”.

uniQure also entered into an investor agreement (the “Investor Agreement”) with BMS regarding the rights and restrictions relating to the ordinary shares to be acquired by BMS, including certain ‘‘stand still’’ restrictions that restrict BMS from acquiring ordinary shares in addition to the ordinary shares acquired under the Equity Agreements, subject to certain exceptions.

BMS is also subject to a ‘‘lock-up’’ pursuant to the Investor Agreement that restricts BMS, without uniQure’s prior consent, from selling or disposing of the ordinary shares it acquired for a certain period. This ‘‘lock-up’’ will in any event terminate in the event the Collaboration and License Agreement is terminated.

The Investor Agreement also requires BMS to vote all of the ordinary shares it beneficially holds in favor of all items on the agenda for the relevant general meeting of shareholders of the Company as proposed on behalf of the Company, subject to certain exceptions including certain change of control transactions. This voting provision will terminate upon the earlier of the date on which BMS no longer beneficially owns at least 4.9% of the outstanding ordinary shares, a transaction that provides BMS exclusive and absolute discretion to vote the ordinary shares it beneficially holds, and the termination of the Collaboration and License Agreement for breach by uniQure.

For further information on the Equity Agreements, reference is made to uniQure’s Annual Report 2014 on Form 20-F.

Proposal

As part of the performance by the Company of its obligations under the Equity Agreements, it is proposed and unanimously recommended by the Management Board and the Supervisory Board that the General Meeting hereby resolves:

1.              to issue such number of ordinary shares at the Initial Closing as is equal to 4.9% of aggregate number of issued ordinary shares immediately following such issuance, at a subscription price of USD 33.84 per ordinary share, and to exclude the pre-emptive rights in connection therewith;

2.              to issue such number of ordinary shares at the Second Closing as would, together with the shares acquired at the Initial Closing, equal 9.9% of the outstanding ordinary shares immediately following such issuance, at a subscription price equal to the volume-weighted average price for the 20 trading days ending on the date that is five trading days prior to such issuance, plus a 10% premium, and to exclude the pre-emptive rights in connection therewith;

3.              to grant Warrant 1 and to issue such number of ordinary shares upon the exercise of Warrant 1 as would, together with the shares acquired at the Initial Closing and Second Closing, equal 14.9% of the outstanding ordinary shares immediately after such issuance, at a subscription price equal to the greater of (x) the volume-weighted average price for the 20 trading days ending on the date that is five trading days prior to each such exercise, plus a 10% premium, and (y) USD 33.84 multiplied by a compound annual growth rate of 10% from the Initial Closing, and to exclude the pre-emptive rights in connection therewith; and

4.              to grant Warrant 2 and to issue such number of ordinary shares upon the exercise of Warrant 2 as would, together with the shares acquired at the Initial Closing and Second Closing and upon exercise of Warrant 1, equal 19.9% of the outstanding ordinary shares immediately after such issuance, at a subscription price equal to the greater of (x) the volume-weighted average price for the 20 trading days ending on the date that is five trading days prior to each such exercise, plus a 10% premium, and (y) USD 33.84 multiplied by a compound annual growth rate of 10% from the Initial Closing, and to exclude the pre-emptive rights in connection therewith, all at such dates and in accordance with the terms and subject to the conditions as the Management Board will determine in the relevant deeds effecting the respective issuances of ordinary shares, pursuant to the terms and conditions of the Equity Agreements.

Agenda item 13: 2014 Share Incentive Plan

13a: Amendment of the 2014 Share Incentive Plan

Introduction

The uniQure 2014 Share Incentive Plan (the “2014 Plan”) was approved by the Company’s general meeting of shareholders on 9 January 2014. The purpose of the 2014 Plan is to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the group and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. Pursuant to the 2014 Plan, the Company may grant incentive share options, non-statutory share options, share appreciation rights, restricted share awards, restricted share units and other share-based awards. Under the 2014 Plan, the maximum number of ordinary shares available is currently limited to 1,531,471. As of 4 May 2015, 185,221 ordinary shares remain available for grant under the 2014 Plan.

It is now proposed to increase the option pool under the 2014 Plan in order to provide adequate incentives for new and existing employees, directors, consultants and advisors in light of the significant growth of the group’s operations and staff since the time of the Company’s initial public offering, as well as anticipated continued growth to support the Company’s development programs.

The amendment to the 2014 Plan (the “Amended Plan”), if approved, will increase the authorized number of ordinary shares available under the Plan by 1,070,000. It is also proposed to make certain technical changes in the Amended Plan, as described below.

A copy of the Amended Plan is available on the Company’s website: www.uniqure.com.

Historical Granting Practices

In 2012, uniQure established the 2012 Share Incentive Plan (the “2012 Plan”) and granted options to purchase 1,606,347 ordinary shares (of which 478,217 were granted to members of the Management Board and 196,912 were granted to members of the Supervisory Board) thereunder. These options were granted in connection with the reorganization of the uniQure group and replaced options previously granted by Amsterdam Molecular Therapeutics (“AMT”), uniQure’s predecessor company. Options granted under the 2012 Plan vest over a period of three years. In 2013, the Company granted options to purchase 301,468 ordinary shares under the 2012 Plan (of which 252,652 were granted to members of the Management Board and 10,000 were granted to members of the Supervisory Board).

In 2014, the Company granted options to purchase 1,115,000 ordinary shares under the 2014 Plan primarily to management, directors and certain other employees, many of which after the IPO held a large proportion of vested options, in order to attract, retain and motivate long-term value creation. In 2014, 112,500 options were granted to members of the Management Board and 35,000 options were granted to members of the Supervisory Board. Options granted under the 2014 Plan vest over a period of four years.

Also in 2014, the Company granted options to purchase up to 609,744 ordinary shares to the founders of 4D Molecular Therapeutics (“4D”) in connection with the strategic collaboration entered into with 4D in January 2014. These options were granted outside the Company’s equity plans and formed part of the consideration for the exclusive collaboration and license arrangements with 4D.

Timing of Proposal to Increase Authorized Shares Under the 2014 Plan

At the time the Company initially adopted the 2014 Plan, it was anticipated that the number of ordinary shares available under the 2014 Plan would be sufficient to fund the Company’s equity-based compensation grants to current employees and new hires for the following 12 to 18 months. The Company has achieved this goal, which it believes reflects the Company’s discipline in managing dilution while still providing appropriate incentives to its management, employees and directors.

If the Amended Plan is not approved, the Company will have remaining only 185,221 ordinary shares available for future grants under the 2014 Plan as of 4 May 2015. The Company continues to actively progress its Phase I/II clinical study of AMT-060 in hemophilia B, pursue further clinical development of Glybera to obtain the data needed to file a BLA with the FDA, advance several preclinical product candidates for hemophilia A and various liver and CNS-related diseases, as well as expand its research capabilities and corporate infrastructure to support its collaboration with BMS. Due to these and other critical activities that the Company considers essential to achieving its corporate goals and generating shareholder value, the Company anticipates that its equity-based compensation needs will soon exceed the remaining ordinary shares available under the 2014 Plan. To address this concern, the Supervisory Board unanimously recommends that the shareholders approve the Amended Plan.

Key Considerations for Requesting Additional Shares Under the 2014 Plan

In determining the increase in the number of ordinary shares available for issuance under the Amended Plan, the Supervisory Board considered the following factors:

•                  Number of ordinary shares available for grant under the 2014 Plan: As of 4 May 2015, 185,221 ordinary shares remained reserved and available for future grants under the 2014 Plan.

•                  Burn rate: Burn rate measures the Company’s usage of shares for its equity plans as a percentage of its shares outstanding. In 2014, the Company’s burn rate was approximately 6% of its shares outstanding post-IPO, excluding the options granted to the founders of 4D in connection with the 4D collaboration agreement. Based on the Company’s analysis of burn rates for peer companies, and feedback from independent specialists in executive compensation, the Company believes that its 2014 burn rate is reasonably consistent with market practice.

•                  Overhang: Overhang measures the Company’s options outstanding as a percentage of its shares outstanding. As of 4 May 2015, the Company had outstanding options to purchase 2,842,099 ordinary shares, which represented an overhang of 13.3%, excluding the options granted to the founders of 4D. Based on the Company’s analysis of overhang for peer companies, and feedback from independent specialists in executive compensation, the Company believes that its overhang is reasonably consistent with market practice.

Amendments to the 2014 Plan

The Company is committed to strong corporate governance and maximizing shareholder value. The Supervisory Board believes the use of equity-based compensation aligns participants’ interests with shareholders, and thereby promotes best practices in corporate governance. To this end, the Supervisory Board proposes the following amendments to the 2014 Plan:

•                  Increase the number of ordinary shares reserved for issuance, so that the number of shares reserved for issuance under the Amended Plan as of 4 May 2015 is 2,601,471 shares, which is equal to the sum of (i) 1,346,250 ordinary shares subject to outstanding awards under the 2014 Plan, plus (ii) 185,221 ordinary shares remaining available for future grants under the 2014 Plan, and (iii) an increase of 1,070,000 ordinary shares over the current authorization of the 2014 Plan that will be available for awards under the Amended Plan.  In addition, there will remain outstanding options to purchase up to 1,379,242 ordinary shares under the 2012 plan and 152,436 ordinary shares pursuant to the grants to the founders of 4D.

•                  Include a minimum vesting period of one year for awards granted under the Amended Plan, subject to certain exceptions.

•                  Prohibit the “repricing” of awards without shareholder approval.

•                  Provide that the exercise price of options will be equal to the fair market value of one ordinary share, which is defined as the average of the closing prices over the 10 trading days following the date of grant or the closing price on the date of grant, as determined by the Supervisory Board.

•                  Amend the change of control provision to specify that the change of control threshold is 50% and to clarify that such provisions are triggered by the closing of an actual change of control transaction.

•                  Clarify that share appreciation rights are counted on a gross basis.

•                  Provide that dividends and dividend equivalents are payable on performance shares and performance units, respectively, only if the performance criteria have been met.

•                  Provide that awards are subject to our applicable clawback and share trading policies, and that payments pursuant to awards may be recouped upon a participant’s breach of restrictive covenants or in connection with a clawback policy.

•                  Provide that, unless an individual award agreement provides otherwise, awards will have “double-trigger” acceleration; however, if the awards are not assumed or substituted by the surviving entity, the Supervisory Board will have the discretion to determine the treatment of outstanding awards.

•                  Make other administrative changes and changes to comply with current law.

Why You Should Vote For the Amendments to the 2014 Plan

Equity-based compensation is a critical part of the Company’s compensation program. Equity-based compensation creates a culture of accountability that rewards the Company’s executives for maximizing shareholder value over time and aligns the interests of the Company’s employees and directors with those of the shareholders. The Company has historically granted share options to new hires in connection with their commencement of employment and to certain employees as part of their ongoing compensation packages. The Company believes that providing additional equity-based compensation beyond an initial new hire grant provides management and other key employees with a strong link to long-term corporate performance and the creation of shareholder value, as well as providing continued retention via long-term vesting.

The Supervisory Board currently intends that the proposed increase of 1,070,000 ordinary shares under the Amended Plan, in addition to the ordinary shares not yet issued under such awards, will be sufficient to fund the Company’s equity-based grants to current employees and new hires for approximately 12 to 18 months. In determining the appropriate number of shares to request, the Supervisory Board analyzed market practices of peer companies and solicited advice from independent specialists in executive compensation. Upon a review of the remaining shares available for grant under the 2014 Plan and the anticipated need for future equity award issuances, the Supervisory Board approved the increase in the ordinary share pool authorized for issuance under it, to ensure that the Company has sufficient equity plan capacity to continue to provide its management, employees and directors with appropriate equity-based incentives.

The Supervisory Board believes that the increase in the authorized number of ordinary shares under the Amended Plan is necessary and essential to ensure that the Company has a sufficient reserve to grant equity incentives at levels deemed appropriate by the Remuneration Committee and the Supervisory Board. The Company believes that competitive equity awards are important in attracting and retaining talent as the Company progresses its clinical and preclinical product candidates, and supports the collaboration with BMS. Without the increase in the authorized shares under the 2014 Plan, the Company may not be able to attract and provide long-term incentives to new executives and other professional talent that are needed to achieve its corporate goals.

The Supervisory Board is also committed to support best practices in corporate governance. Consequently, the Company proposes changes to the 2014 Plan that it believes reflect best practices. These amendments better align the features and design of the 2014 Plan with the Company’s goal of maximizing and preserving shareholder value.

13b: Designation of the Supervisory Board as the competent body to issue ordinary shares and options and to exclude pre-emptive rights under the Amended Plan

At the extraordinary general meeting of shareholders held on 20 January 2014, the General Meeting designated the Supervisory Board as the competent body to issue ordinary shares and options under the 2014 Plan, and to exclude pre-emptive rights in connection therewith. It is now proposed that the Supervisory Board is hereby designated as the competent body to issue ordinary shares and to grant rights to subscribe for ordinary shares under the Amended Plan for the duration of the Amended Plan with effect from 10 June 2015, and to limit or exclude pre-emption rights in connection therewith. This authority is limited to a maximum of 1,196,971 ordinary shares. It is further proposed to the General Meeting to approve that this maximum number of ordinary shares be reserved for issuance under and pursuant to the Amended Plan.

Agenda item 14: Authorization of the Management Board to repurchase ordinary shares

It is proposed that the Management Board is hereby authorized with effect from 10 June 2015 to resolve on the acquisition by the Company of its own fully paid-up ordinary shares, subject to the approval of the Supervisory Board, for a maximum of 10% of the issued share capital immediately following 10 June 2015, within the limits of Dutch law and the articles of association, through purchase on the public market or otherwise for a term of 18 months against a repurchase price between, on the one hand, the nominal value of the ordinary shares concerned and, on the other hand, an amount of 110% of the highest price of the ordinary shares officially quoted on any of the official stock markets the Company is listed on any of 30 banking days preceding the date the repurchase is effected or proposed.